SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

991439

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	**2.** Name of shareholder having a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class
6,300,054	**1.96%**	**N/A**	**N/A**

9. Class of security	**10.** Date of transaction	**11.** Date company informed
Ordinary shares of E0.01 each	N/A	17 May 2005

12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification
48,169,560	14.99%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	James Duggan Assistant Group Company Secretary + 353 1 616 1335

16. Name and signature of authorised company official responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 17 May 2005

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
20,900	FIA(K)L	STATE STREET HONG KONG Total
2,140,700	FII	JP MORGAN, BOURNEMOUTH Total
48,600	FIL	BANK OF NEW YORK BRUSSELS Total
36,900	FIL	BANK OF NEW YORK EUROPE LDN Total
153,896	FIL	BROWN BROS HARRIMN LTD LUX Total
343,500	FIL	JP MORGAN, BOURNEMOUTH Total
174,400	FIL	NATIONAL ASTL BK MELBOURNE Total
127,200	FIL	NORTHERN TRUST LONDON Total
52,200	FIL	STATE STR BK AND TR CO LNDN (S Total
21,882,135	FISL	JP MORGAN, BOURNEMOUTH Total
3,788,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,322,300	FMRCO	JP MORGAN CHASE BANK Total
56,300	FMRCO	NOTHERN TRUST LONDON Total
3,019,972	FMRCO	STATE STREET BANK AND TR CO Total
130,000	FMTC	BANK OF NEW YORK Total
362,154	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
120,000	FMTC	JP MORGAN CHASE BANK Total
134,700	FMTC	NORTHERN TRUST CO Total
726,886	FMTC	STATE STREET BANK AND TR CO Total
124,300	FPM	BANK OF NEW YORK BRUSSELS Total
18,000	FPM	CHASE MANHATTAN LONDON Total
56,000	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total
15,500	FPM	DEXIA PRIVATBANK Total
428,700	FPM	HSBC BANK PLC Total
3,575,217	FPM	JP MORGAN, BOURNEMOUTH Total
31,900	FPM	JP MORGAN CHASE BANK Total
72,600	FPM	MELLON BANK Total
41,400	FPM	NORDEA BANK AB Total
1,317,000	FPM	NORTHERN TRUST LONDON Total
1,847,300	FPM	STATE STR BK AND TR CO LNDN (S Total
48,169,560		**Grand Total Ordinary Shares**